SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Page | 1

AMBEV REPORTS 2022 FIRST QUARTER RESULTS[1]

“After achieving new volume levels in 2021, we delivered volume and EBITDA growth of 3.6% and 10.2% respectively, despite industry volatility in several markets and costs continuing to be under pressure.” – Jean Jereissati, CEO

Total Volume (organic)

+3.6% vs LY

Volume growth led by Brazil NAB (+16.9%), Latin America South (“LAS”) (+2.9%) and Brazil Beer (+2.1%). Central America and the Caribbean (“CAC”) and Canada volumes declined by 4.7% and 8.4%, respectively, the latter impacted by a weak industry and lapping 1Q21 strong comps.

Net Revenue (organic)

+18.5% vs LY

Driven mostly by net revenue per hectoliter (“NR/hl”) growth of 14.5%. Net revenue grew in most of our markets: LAS[2] +40.8%, Brazil NAB +36.1%, Brazil Beer +13.7% and CAC +4.5%, while in Canada it declined by 4.7%.

Normalized EBITDA (organic) +10.2% vs LY Growth led by top line performance and lower SG&A growth (mainly from lower variable compensation accrual), partially offset by commodities prices increase.	Normalized Profit R$ 3,551.6 million Growth of 28.6% versus R$ 2.761,9 million driven by EBITDA growth and better financial results.

Cash flow from operating activities

R$ 519.8 million

Cash flow from operating activities declined by 81.7% compared to R$ 2,836.9 million mainly due to timing of variable compensation and capex payments.

ESG

In February, in view of the cancellation of Carnival festivities in Brazil, we resumed last year’s initiatives to support street vendors whose income depend on such festivities.

Following our decarbonization plan, we announced two more carbon neutral breweries in Brazil: Agudos brewery, in the state of São Paulo, and Cachoeiras de Macacu brewery, in the state of Rio de Janeiro.

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the three-month period ended March 31, 2022, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15).

Page | 2

MANAGEMENT COMMENTS

Consistent execution of commercial strategy across markets, and the return of out of home consumption occasions in Brazil led to solid top line performance in the quarter

We delivered a solid commercial performance in the first quarter, driven by the consistent execution of our strategy based on premiumization, innovation and tech platforms. Despite a very challenging January, impacted by a new wave of COVID-19 variant in several markets, and the cancellation of Carnival festivities in Brazil, our volume grew by 3.6%. This result was mainly driven by our performance in Brazil, where we were able to “seize the moment” as out of home consumption occasions returned in February and March.

As expected, cost pressures remained, leading to a Cash COGS/hl increase of 23.4% in the quarter due to anticipated commodity headwinds. SG&A grew by 14.8%, led by diesel inflation and offset by a reduction in the variable compensation accrual. As a result, Normalized EBITDA increased by 10.2%.

Financial highlights - Ambev consolidated	1Q21	1Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	43,530.2	45,082.3	3.6%	3.6%
Net revenue	16,639.8	18,439.2	10.8%	18.5%
Gross profit	8,694.4	9,024.7	3.8%	11.3%
% Gross margin	52.3%	48.9%	-340 bps	-330 bps
Normalized EBITDA	5,327.2	5,522.9	3.7%	10.2%
% Normalized EBITDA margin	32.0%	30.0%	-200 bps	-220 bps

Profit	2,733.3	3,528.8	29.1%
Normalized profit	2,761.9	3,551.6	28.6%
EPS (R$/shares)	0.17	0.22	29.9%
Normalized EPS (R$/shares)	0.17	0.22	27.9%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

In order to continue pursuing our ambition to (1) lead and grow the category, (2) digitize and monetize our ecosystem, and (3) optimize our business, this quarter we remained focused on the five pillars of our strategy and how they will drive us towards delivering results:

Page | 3

ESG

In this quarter, our main highlight regarding circular packaging is the fact that Guaraná Antarctica is now packaged in bottles made 100% from recycled PET as part of our effort to eliminate plastic pollution from our packaging. Beyond circular packaging initiatives, following our decarbonization plan, we announced two more carbon neutral breweries in Brazil: Agudos brewery, in the state of São Paulo, and Cachoeiras de Macacu brewery, in the state of Rio de Janeiro. Together, they represent an emission reduction of over 14 thousand tons of greenhouse gases per year.

We also engaged with our suppliers in a collective effort to tackle Scope 3 emissions. Together, we committed to account for and publicly report emissions data, and implement concrete actions to decarbonize. The initiative is part of our strategy to reach net zero in the value chain by 2040.

In March, the third edition of Aceleradora 100+, our acceleration program focused on startups whose activities relate to our 2025 sustainability goals, came to its end. This edition was carried out in partnership with Plataforma Parceiros pela Amazônia (PPA) and Quintessa. The program involved two phases: the intensive learning phase and the pilot phase. In the intensive learning phase, 20 startups had six weeks of classes with experts and individual mentorships. In the pilot phase, nine startups were selected and carried out a 4-month pilot project in partnership with Ambev, with support from an internal sponsor and a mentor from Quintessa. At the Demoday event, the nine selected startups presented the results of their pilot projects. With technology for water quality monitoring by satellite and drone images, the startup Inspectral was the winner of the Demoday and received a prize of R$ 100,000.00 to invest in its business. Two other startups, Afroimpacto and Água Camelo, tied for second place, with a prize of R$ 30,000.00 each. The event, which took place in partnership with Insper, was attended by 90 guests from partner companies, innovation ecosystem, investment funds and academia, and was also broadcast with more than two thousand views.

We also publicly launched the Smart Drinking Lab, our new innovation area, focused on fostering projects research and development that support the consumer in the moderation journey. The goal is to transform concepts of moderation in products through innovative and cooperative technologies. The area was launched in March in the SXSW event and currently has six projects in its pipeline.

For the International Women’s Day, we launched the beer brand Bertha in Brazil, produced only by women, and which entire profit will be destined to the Cruzando Histórias NGO, that focuses on reintegrating women in the labor market. Beyond financial support, we will also initiate a mentoring program in partnership with the NGO. Also, focused on empowering women and mothers in the Quilicura community in Chile, we launched the Mujeres Power program, benefitting initially 20 women (and their families as well). The goal of the program is to offer them jobs at our Quilicura brewery to increase female participation in the operation.

Lastly, on May 4th, we published our 2021 Annual and ESG Report, where we presented our materiality matrix, which was reviewed for this reporting cycle in a process involving benchmark based on the beverages sector, public sustainability reports and renowned standards, and a broad opinion survey with our main stakeholders and senior leadership. The matrix covers the main topics and results that are material to our business, our way of doing business, how our people are leading our transformation and our agenda with society, having as top 3 highlights “sales, marketing and smart drinking”, “water stewardship” and “ethics, compliance and governance”. The report also highlighted our new strategic platform and priorities, as well as our innovation approach towards our ecosystem – both internally and with startups and other players.

Page | 4

KEY MARKETS PERFORMANCES

Beer Brazil: despite weaker industry in the beginning of the quarter, commercial strategy continuing to work and out of home occasions recovery after Omicron wave translated into both volume and market share growth, according to our estimates

•	Operating performance: our business grew ahead of the industry this quarter, according to our estimates and volumes were up 2.1%, after a challenging January followed by sequential recovery in February and March. Our top line grew by double-digits, with NR/hl growing by 11.3% and sequentially improving, due to price increase carry over from 4Q21 and revenue management initiatives. Cash COGS/hl increased by 21.3% (15.3% excluding the sale of non-Ambev products on the marketplace), impacted mostly by commodities headwinds, and our FY 2022 guidance (Cash COGS/hl growth between 16-19% excluding the sale of non-Ambev products on the marketplace) remains unchanged. Normalized EBITDA grew by 1.0% as top-line growth was considerably offset by anticipated commodity headwinds.
•	Commercial highlights: our premium portfolio grew by high teens and core portfolio grew by mid-single digit. In the core plus segment, Spaten remains expanding its distribution and volume, and Brahma Duplo Malte launched new returnable and one-way presentations, which should help address more consumption occasions. Our returnable glass bottles strategy continued to gain traction with the strengthening of the on-trade channel, led by 600ml in the premium and 300ml in the core portfolios, also in line with our ESG circular-packaging goal. BEES’ number of customers grew by 15% vs 4Q21 and the annualized GMV of non-Ambev marketplace products reached approx. R$ 1.2 billion, with more than 500 thousand customers served in the last six months. Zé Delivery fulfilled 16 million orders in the quarter, keeping the number of MAU at 4 million despite the on-trade occasions accelerating during the quarter. Unit economics continued to improve from continued cost efficiencies.
Beer Brazil[3]	1Q21	Scope	Currency Translation	Organic Growth	1Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	21,548.5	-		462.9	22,011.4	2.1%	2.1%

Net revenue	7,124.8	-	-	975.4	8,100.2	13.7%	13.7%
Net revenue/hl (R$)	330.6	-	-	37.4	368.0	11.3%	11.3%
COGS	(3,401.5)	-	-	(790.7)	(4,192.2)	23.2%	23.2%
COGS/hl (R$)	(157.9)	-	-	(32.6)	(190.5)	20.7%	20.7%
COGS excl. deprec. & amort.	(3,065.5)	-	-	(732.8)	(3,798.3)	23.9%	23.9%
COGS/hl excl. deprec. & amort. (R$)	(142.3)	-	-	(30.3)	(172.6)	21.3%	21.3%
Gross profit	3,723.3	-	-	184.7	3,908.0	5.0%	5.0%
% Gross margin	52.3%				48.2%	-410 bps	-410 bps
SG&A excl. deprec. & amort.	(1,947.6)	-	-	(271.6)	(2,219.2)	13.9%	13.9%
SG&A deprec. & amort.	(265.2)	-	-	(26.9)	(292.1)	10.1%	10.1%
SG&A total	(2,212.8)	-	-	(298.5)	(2,511.3)	13.5%	13.5%
Other operating income/(expenses)	152.3	77.7	-	52.1	282.1	85.3%	34.2%
Normalized Operating Profit	1,662.7	77.7	-	(61.7)	1,678.8	1.0%	-3.7%
% Normalized Operating margin	23.3%	0.0%	0.0%	0.0%	20.7%	-260 bps	-350 bps
Normalized EBITDA	2,263.9	77.7	-	23.1	2,364.7	4.5%	1.0%
% Normalized EBITDA margin	31.8%				29.2%	-260 bps	-360 bps

[3] Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 356.1 (8.5% organic growth) and R$ (161.2) (15.3% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

Page | 5

NAB Brazil: double-digits volume and NR/hl growth driven by portfolio strategy and technology, leading to recovery of bottom line

•	Operating performance: strong performance of our non-alcoholic business, with volume growing 16.9%, despite a weak carbonated soft drinks industry in January and February. Net revenue growth of 36.1%, with NR/hl increasing by 16.5%, driven by brand and package mix as well as revenue management initiatives. Despite COGS pressure, with Cash COGS/hl growing by 36.8% due to tough comps, commodities and mix, Normalized EBITDA grew by 12.3%.
•	Commercial highlights: volumes were favored by the strengthening of out-of-home consumption occasions, and BEES that helped to increase number of customers and to achieve higher penetration. Our portfolio gained market share according to our estimates, and premium and wellness brands grew ahead of our total non-alcoholic business volume, through Gatorade, H2OH!, energy drinks and diet/light/zero portfolio, driving positive brand mix. As for our Guaraná Antarctica, as of April 2022, 100% of its bottles are made of recycled material, also in line with our ESG circular-packaging goal.
NAB Brazil[4]	1Q21	Scope	Currency Translation	Organic Growth	1Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,482.5	-		1,092.5	7,575.0	16.9%	16.9%

Net revenue	1,100.5	-	-	397.5	1,498.0	36.1%	36.1%
Net revenue/hl (R$)	169.8	-	-	28.0	197.8	16.5%	16.5%
COGS	(580.0)	-	-	(325.9)	(905.9)	56.2%	56.2%
COGS/hl (R$)	(89.5)	-	-	(30.1)	(119.6)	33.7%	33.7%
COGS excl. deprec. & amort.	(532.4)	-	-	(318.9)	(851.3)	59.9%	59.9%
COGS/hl excl. deprec. & amort. (R$)	(82.1)	-	-	(30.2)	(112.4)	36.8%	36.8%
Gross profit	520.5	-	-	71.6	592.1	13.8%	13.8%
% Gross margin	47.3%				39.5%	-780 bps	-780 bps
SG&A excl. deprec. & amort.	(312.3)	-	-	(44.2)	(356.5)	14.2%	14.2%
SG&A deprec. & amort.	(42.7)	-	-	3.9	(38.8)	-9.1%	-9.1%
SG&A total	(355.1)	-	-	(40.3)	(395.3)	11.3%	11.3%
Other operating income/(expenses)	39.3	13.7	-	1.7	54.7	39.2%	4.3%
Normalized Operating Profit	204.8	13.7	-	33.0	251.5	22.8%	16.1%
% Normalized Operating margin	18.6%	0.0%	0.0%	0.0%	16.8%	-180 bps	-270 bps
Normalized EBITDA	295.1	13.7	-	36.2	345.0	16.9%	12.3%
% Normalized EBITDA margin	26.8%				23.0%	-380 bps	-470 bps

[4] The scope change in Brazil Beer refers to tax credits and related effects.

Page | 6

BRAZIL

Brazil[5]	1Q21	Scope	Currency Translation	Organic Growth	1Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	28,030.9	-		1,555.4	29,586.4	5.5%	5.5%

Net revenue	8,225.3	-	-	1,372.9	9,598.2	16.7%	16.7%
Net revenue/hl (R$)	293.4	-	-	31.0	324.4	10.6%	10.6%
COGS	(3,981.5)	-	-	(1,116.6)	(5,098.1)	28.0%	28.0%
COGS/hl (R$)	(142.0)	-	-	(30.3)	(172.3)	21.3%	21.3%
COGS excl. deprec. & amort.	(3,598.0)	-	-	(1,051.6)	(4,649.6)	29.2%	29.2%
COGS/hl excl. deprec. & amort. (R$)	(128.4)	-	-	(28.8)	(157.2)	22.4%	22.4%
Gross profit	4,243.8	-	-	256.3	4,500.1	6.0%	6.0%
% Gross margin	51.6%				46.9%	-470 bps	-470 bps
SG&A excl. deprec. & amort.	(2,259.9)	-	-	(315.8)	(2,575.7)	14.0%	14.0%
SG&A deprec. & amort.	(308.0)	-	-	(23.0)	(330.9)	7.5%	7.5%
SG&A total	(2,567.9)	-	-	(338.8)	(2,906.7)	13.2%	13.2%
Other operating income/(expenses)	191.6	91.5	-	53.8	336.8	75.8%	28.1%
Normalized Operating Profit	1,867.5	91.5	-	(28.7)	1,930.3	3.4%	-1.5%
% Normalized Operating margin	22.7%	0.0%	0.0%	0.0%	20.1%	-260 bps	-350 bps
Normalized EBITDA	2,559.0	91.5	-	59.3	2,709.7	5.9%	2.3%
% Normalized EBITDA margin	31.1%				28.2%	-290 bps	-380 bps

[5] Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 315.6 (8.2% organic growth) and R$ (148.7) (17.6% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): EBITDA growing by mid-single digit despite supply chain constraints that impacted volume performance

•	Operating performance: volume declined by 4.7%, driven mostly by bottle supply chain constraints in the Dominican Republic. Net revenue was up 4.5% driven by price increase carry over and brand/packaging mix, with a 9.7% NR/hl growth. Normalized EBITDA grew by 4.7%.
•	Commercial highlights: above core brands continued outperforming our portfolios in most CAC markets, led by Michelob Ultra and Stella Artois. Corona and Modelo continued to have a good performance growing volumes in the Dominican Republic and Panama. Digital transformation kept evolving, with BEES representing 92% of Dominican Republic’s top line and having reached over 99% of full digital customers. Third-party products offerings also continued to expand in the country. In Panama, BEES represented 70% of the country’s top line in only six months.
CAC[6]	1Q21	Scope	Currency Translation	Organic Growth	1Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,024.7	-		(142.5)	2,882.2	-4.7%	-4.7%

Net revenue	2,159.5	-	25.1	98.2	2,282.9	5.7%	4.5%
Net revenue/hl (R$)	714.0	-	8.7	69.4	792.0	10.9%	9.7%
COGS	(1,015.4)	-	(10.4)	(139.9)	(1,165.8)	14.8%	13.8%
COGS/hl (R$)	(335.7)	-	(3.6)	(65.2)	(404.5)	20.5%	19.4%
COGS excl. deprec. & amort.	(904.9)	-	(9.0)	(153.7)	(1,067.6)	18.0%	17.0%
COGS/hl excl. deprec. & amort. (R$)	(299.2)	-	(3.1)	(68.1)	(370.4)	23.8%	22.8%
Gross profit	1,144.1	-	14.7	(41.7)	1,117.1	-2.4%	-3.6%
% Gross margin	53.0%				48.9%	-410 bps	-420 bps
SG&A excl. deprec. & amort.	(415.3)	-	(2.9)	71.3	(346.9)	-16.5%	-17.2%
SG&A deprec. & amort.	(65.2)	-	(0.4)	18.3	(47.3)	-27.4%	-28.1%
SG&A total	(480.6)	-	(3.3)	89.7	(394.2)	-18.0%	-18.7%
Other operating income/(expenses)	0.0	-	0.4	23.7	24.1	nm	nm
Normalized Operating Profit	663.5	-	11.9	71.6	747.0	12.6%	10.8%
% Normalized Operating margin	30.7%	0.0%	0.0%	0.0%	32.7%	200 bps	190 bps
Normalized EBITDA	839.3	-	13.7	39.5	892.5	6.3%	4.7%
% Normalized EBITDA margin	38.9%				39.1%	20 bps

[6] Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 744.2 (4.0% organic growth) and R$ (325.0) (12.9% organic growth), respectively.

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Latin America South (LAS): strong NR/hl leading to Normalized EBITDA margin expansion

•	Operating performance: volumes grew by 2.9%, led by Paraguay, Argentina and Uruguay, despite Chile lapping over the start of our distribution partnership with Coca-Cola bottlers and Bolivia still suffering from poor industry due to a COVID-19 variant in the beginning of the year. NR/hl was up 36.8%, driven by revenue management initiatives and brand mix. Normalized EBITDA grew by 41.9%, with margin expansion versus 1Q21.
•	Commercial highlights: in Argentina our total brand equity grew in the quarter according to our estimates, driven by Patagonia, Andes Origen and local premium brands. In Chile, we gained market share, according to our estimates, and expanded distribution with our partnership with Coca-Cola bottlers. Our core plus and above portfolio continued to grow in Chile, driven by Corona gaining mix in the country, Paraguay and Bolivia. We continued the successful expansion of BEES in Paraguay and Argentina, where BEES is implemented in all distribution centers and rolling out in the third-party distributors, reaching above 60% of net revenue.
LAS[7]	1Q21	Scope	Currency Translation	Organic Growth	1Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	10,503.1	-		304.1	10,807.2	2.9%	2.9%

Net revenue	4,192.5	-	(1,300.5)	1,710.6	4,602.6	9.8%	40.8%
Net revenue/hl (R$)	399.2	-	(120.3)	147.1	425.9	6.7%	36.8%
COGS	(2,103.7)	-	643.4	(875.8)	(2,336.1)	11.0%	41.6%
COGS/hl (R$)	(200.3)	-	59.5	(75.4)	(216.2)	7.9%	37.6%
COGS excl. deprec. & amort.	(1,901.1)	-	586.5	(826.4)	(2,141.1)	12.6%	43.5%
COGS/hl excl. deprec. & amort. (R$)	(181.0)	-	54.3	(71.4)	(198.1)	9.5%	39.4%
Gross profit	2,088.8	-	(657.2)	834.8	2,266.5	8.5%	40.0%
% Gross margin	49.8%				49.2%	-60 bps	-30 bps
SG&A excl. deprec. & amort.	(915.9)	-	281.5	(346.3)	(980.8)	7.1%	37.8%
SG&A deprec. & amort.	(81.3)	-	25.6	(31.7)	(87.4)	7.5%	39.0%
SG&A total	(997.2)	-	307.1	(378.1)	(1,068.2)	7.1%	37.9%
Other operating income/(expenses)	(4.7)	-	(9.3)	36.9	22.9	nm	nm
Normalized Operating Profit	1,086.9	-	(359.4)	493.7	1,221.2	12.4%	45.4%
% Normalized Operating margin	25.9%	0.0%	0.0%	0.0%	26.5%	60 bps	90 bps
Normalized EBITDA	1,370.8	-	(441.8)	574.7	1,503.7	9.7%	41.9%
% Normalized EBITDA margin	32.7%				32.7%	0	30 bps

[7] Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 424.5 (36.4% organic growth) and R$ (196.9) (38.5% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15.

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Canada: volume shortfall driven by a weak beer industry performance in January and a strong comp from 1Q21

•	Operating performance: weak January beer industry performance driven by COVID-19 variant and subsequent lockdowns coupled with strong comps from 1Q21 resulted in a volume decline of 8.4% this quarter. NR/hl was up by 4.0% due to revenue management initiatives, but volume performance combined with commodity headwinds and SG&A expenses facing strong comps drove a 23.2% Normalized EBITDA decline in the quarter.
•	Commercial highlights: despite volume decline, we estimate to have gained market share in beer this quarter. Trade up towards premium continued to take place, with Stella Artois and Modelo. Within the core plus segment, Michelob Ultra also delivered great results, gaining in both volume and market share.
Canada[8]	1Q21	Scope	Currency Translation	Organic Growth	1Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	1,971.4	-		(165.0)	1,806.5	-8.4%	-8.4%

Net revenue	2,062.4	2.3	(12.9)	(96.3)	1,955.5	-5.2%	-4.7%
Net revenue/hl (R$)	1,046.2	1.2	(7.2)	42.4	1,082.5	3.5%	4.0%
COGS	(844.7)	(2.0)	5.4	26.7	(814.5)	-3.6%	-3.2%
COGS/hl (R$)	(428.5)	(1.0)	3.0	(24.4)	(450.9)	5.2%	5.7%
COGS excl. deprec. & amort.	(791.3)	(1.6)	5.0	34.5	(753.5)	-4.8%	-4.4%
COGS/hl excl. deprec. & amort. (R$)	(401.4)	(0.8)	2.8	(17.7)	(417.1)	3.9%	4.4%
Gross profit	1,217.8	0.3	(7.6)	(69.5)	1,141.0	-6.3%	-5.7%
% Gross margin	59.0%				58.3%	-70 bps	-60 bps
SG&A excl. deprec. & amort.	(704.0)	(8.0)	5.2	(81.1)	(787.9)	11.9%	11.5%
SG&A deprec. & amort.	(59.0)	-	0.4	(3.9)	(62.5)	5.9%	6.6%
SG&A total	(763.0)	(8.0)	5.6	(85.0)	(850.4)	11.5%	11.1%
Other operating income/(expenses)	(9.0)	(1.3)	(0.0)	13.2	2.9	-131.9%	-146.4%
Normalized Operating Profit	445.8	(9.0)	(2.0)	(141.3)	293.5	-34.2%	-31.7%
% Normalized Operating margin	21.6%	0.0%	0.0%	0.0%	15.0%	-660 bps	-610 bps
Normalized EBITDA	558.1	(8.6)	(2.8)	(129.7)	417.0	-25.3%	-23.2%
% Normalized EBITDA margin	27.1%				21.3%	-580 bps	-530 bps

[8] The scope change in Canada refers to the joint venture named Fluent Beverages which researches and commercializes, within Canada only, non-alcoholic beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD), both derived from cannabis.

Page | 10

AMBEV CONSOLIDATED

Ambev[9]	1Q21	Scope	Currency Translation	Organic Growth	1Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	43,530.2	-	-	1,552.0	45,082.3	3.6%	3.6%

Net revenue	16,639.8	2.3	(1,288.3)	3,085.5	18,439.2	10.8%	18.5%
Net revenue/hl (R$)	382.3	0.1	(28.6)	55.3	409.0	7.0%	14.5%
COGS	(7,945.3)	(2.0)	638.4	(2,105.5)	(9,414.5)	18.5%	26.5%
COGS/hl (R$)	(182.5)	(0.0)	14.2	(40.4)	(208.8)	14.4%	22.1%
COGS excl. deprec. & amort.	(7,195.3)	(1.6)	582.5	(1,997.3)	(8,611.7)	19.7%	27.8%
COGS/hl excl. deprec. & amort. (R$)	(165.3)	(0.0)	12.9	(38.6)	(191.0)	15.6%	23.4%
Gross profit	8,694.4	0.3	(650.0)	979.9	9,024.7	3.8%	11.3%
% Gross margin	52.3%				48.9%	-340 bps	-330 bps
SG&A excl. deprec. & amort.	(4,295.2)	(8.0)	283.8	(671.9)	(4,691.2)	9.2%	15.6%
SG&A deprec. & amort.	(513.5)	-	25.6	(40.2)	(528.2)	2.9%	7.8%
SG&A total	(4,808.7)	(8.0)	309.4	(712.1)	(5,219.4)	8.5%	14.8%
Other operating income/(expenses)	177.9	90.2	(8.9)	127.5	386.7	117.3%	71.7%
Normalized Operating Profit	4,063.7	82.5	(349.6)	395.4	4,192.0	3.2%	9.7%
% Normalized Operating margin	24.4%	0.0%	0.0%	0.0%	22.7%	0 bps	-180 bps
Exceptional items above EBITDA	(71.4)	-	3.5	40.7	(27.2)	-61.9%	-57.0%
Net finance results	(1,064.3)				(596.7)	-43.9%
Share of results of joint ventures	(12.5)				(2.4)	-80.8%
Income tax expense	(182.1)				(36.8)	-79.8%

Profit	2,733.3				3,528.8	29.1%
Attributable to Ambev holders	2,625.4				3,412.8	30.0%
Attributable to non-controlling interests	107.9				116.1	7.6%

Normalized profit	2,761.9				3,551.6	28.6%
Attributable to Ambev holders	2,684.3				3,434.9	28.0%

Normalized EBITDA	5,327.2	82.8	(431.0)	543.8	5,522.9	3.7%	10.2%
% Normalized EBITDA margin	32.0%				30.0%	-200 bps	-220 bps

[9] Net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 399.8 (12.6% organic growth) and R$ (182.3) (19.7% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; and (ii) the joint venture named Fluent Beverages which researches and commercializes, within Canada only, non-alcoholic beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD), both derived from cannabis.

Page | 11

OTHER OPERATING INCOME/EXPENSES
Other operating income/(expenses)	1Q21	1Q22
R$ million

Government grants/NPV of long term fiscal incentives	171.6	232.4
Credits/(debits) taxes extemporaneous	-	91.5
(Additions to)/reversals of provisions	(9.0)	(12.6)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	12.7	33.4
Net other operating income/(expenses)	2.6	42.1

Other operating income/(expenses)	177.9	386.7

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and enhanced cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional Items	1Q21	1Q22
R$ million

Restructuring	(39.2)	(16.6)
IAS 29/CPC 42 (hyperinflation) application effect	(1.2)	-
COVID-19 impact	(31.1)	(10.7)

Exceptional Items	(71.4)	(27.2)

Page | 12

NET FINANCE RESULTS

Net finance results in 1Q22 totaled R$(596.7 million), with a decrease of R$ 467.6 million compared to 1Q21, broken down as follows:

•	Interest income totaled R$ 397 million, mainly explained by: (i) interest rate update on Brazilian tax credits of R$ 259 million, and (ii) interest income on cash balance investments mainly in Brazil of R$ 109 million.
•	Interest expense totaled R$ 398 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 210 million, (ii) CND put option interest accruals of R$ 41 million, (iii) fiscal incentives interest accruals of R$ 39 million, and (iv) lease liabilities interest accruals of R$ 36 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 708 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 640 million in Argentina, with approximately 50% carry cost, (ii) hedging carry costs related to our FX exposure of US$ 2.1 billion in Brazil, with approximately 10% carry cost.
•	Losses on non-derivative instruments of R$ 122 million, mainly explained by non-cash losses on intercompany balance sheet consolidation and third-party payables.
•	Taxes on financial transactions of R$ 61 million.
•	Other financial expenses of R$ 37 million, mainly explained by accruals on legal contingencies and bank fees.
•	Non-cash financial income of R$ 331 million resulting from the adoption of Hyperinflation Accounting in Argentina.

Net finance results	1Q21	1Q22
R$ million

Interest income	107.4	397.3
Interest expenses	(334.6)	(397.8)
Gains/(losses) on derivative instruments	(770.9)	(707.7)
Gains/(losses) on non-derivative instruments	(165.4)	(122.1)
Taxes on financial transactions	(11.4)	(60.7)
Other financial income/(expenses), net	(141.2)	(36.8)
Hyperinflation Argentina	251.8	331.1

Net finance results	(1,064.3)	(596.7)

Page | 13

DEBT BREAKDOWN

Debt breakdown	December 31, 2021			March 31, 2022
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	689.3	1,737.0	2,426.3	705.2	1,681.9	2,387.1
Foreign Currency	157.9	516.4	674.3	110.7	488.6	599.2
Consolidated Debt	847.1	2,253.4	3,100.5	815.9	2,170.5	2,986.3

Cash and Cash Equivalents less Bank Overdrafts			16,597.2			12,796.5
Current Investment Securities			1,914.6			1,345.7

Net debt/(cash)			(15,411.3)			(11,155.8)

PROVISION FOR INCOME TAX & SOCIAL

The table below demonstrates the tax and social contribution provision.

Income tax and social contribution	1Q21	1Q22
R$ million

Profit before tax	2,915.4	3,565.6

Adjustment on taxable basis
Non-taxable other income	-	(81.1)
Government grants (VAT)	(398.5)	(486.3)
Share of results of joint ventures	12.5	2.4
Expenses not deductible	15.5	7.4
Taxation in universal basis	(80.8)	145.9
	2,464.2	3,153.9
Aggregated weighted nominal tax rate	28.3%	29.0%
Taxes – nominal rate	(697.6)	(913.0)

Adjustment on tax expense
Income tax incentive	43.2	21.4
Tax benefit - interest on shareholders' equity	592.7	746.6
Tax benefit - amortization on tax books	19.4	14.3
Withholding income tax	(289.0)	170.6
Argentina's hyperinflation effect	(14.4)	(37.5)
Other tax adjustments	163.7	(39.2)

Income tax and social contribution expense	(182.1)	(36.8)
Effective tax rate	6.2%	1.0%

Page | 14

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2022.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,738,023	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,406,160,456	28.0%
Outstanding	15,744,885,780	100.0%
Treasury	5,331,071
TOTAL	15,750,216,851
Free float B3	2,989,029,824	19.0%
Free float NYSE	1,417,130,632	9.0%

Page | 15

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., March 31, 2022 closing rate for 1Q22).

The 1Q22 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the 1Q22 results against a dedicated line in the finance results; and (ii) the difference between the translation of the 1Q22 results at the closing exchange rate of March 31, 2022, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 1Q21 and 1Q22 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	1Q21	1Q22
Indexation(1)	83.3	125.3
Currency(2)	(5.2)	(496.9)
Total Impact	78.1	(371.6)
Normalized EBITDA
R$ million	1Q21	1Q22
Indexation(1)	(5.0)	29.9
Currency(2)	(2.0)	(181.6)
Total Impact	(7.0)	(151.7)
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 1Q22, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 331.1 million adjustment reported in the finance results; (ii) a positive impact on the Profit of R$ 80.6 million; (iii) a positive impact on the Normalized Profit of R$ 79.6 million; and (iv) positive impact of R$ 0.01 on EPS, as well as on Normalized EPS.

Page | 16

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q21	1Q22
R$ million

Profit - Ambev holders	2,625.4	3,412.8
Non-controlling interest	107.9	116.1
Income tax expense	182.1	36.8
Profit before taxes	2,915.4	3,565.6
Share of results of joint ventures	12.5	2.4
Net finance results	1,064.3	596.7
Exceptional items	71.4	27.2
Normalized Operating Profit	4,063.7	4,192.0
Depreciation & amortization - total	1,263.5	1,331.0
Normalized EBITDA	5,327.2	5,522.9
Exceptional items	(71.4)	(27.2)
Share of results of joint ventures	(12.5)	(2.4)
EBITDA	5,243.2	5,493.3

Page | 17

1Q 2022 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	May 5, 2022 (Thursday)

Time:	12:00 (Brasília)
11:00 (New York)

Phone number:	Brazil participants	+ 55 (11) 3181-8565
	US participants (toll free)	+ 1 (844) 204-8942
	International participants	+ 1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet. Please access the following links:

English: https://choruscall.com.br/ambev/1q22.htm

Portuguese: https://choruscall.com.br/ambev/1q22.htm

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Tatiana Coimbra Castello Branco

Guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	tatiana.branco@ambev.com.br

ri.ambev.com.br

Page | 18

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2021 (1Q21). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Page | 19

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	1Q21	1Q22%		1Q21	1Q22%		1Q21	1Q22%		1Q21	1Q22%		1Q21	1Q22%		1Q21	1Q22%		1Q21	1Q22%
Volume (000 hl)	21,548.5	22,011.4	2.1%	6,482.5	7,575.0	16.9%	28,030.9	29,586.4	5.5%	3,024.7	2,882.2	-4.7%	10,503.1	10,807.2	2.9%	1,971.4	1,806.5	-8.4%	43,530.2	45,082.3	3.6%

R$ million
Net revenue	7,124.8	8,100.2	13.7%	1,100.5	1,498.0	36.1%	8,225.3	9,598.2	16.7%	2,159.5	2,282.9	4.5%	4,192.5	4,602.6	40.8%	2,062.4	1,955.5	-4.7%	16,639.8	18,439.2	18.5%
% of total	42.8%	43.9%		6.6%	8.1%		49.4%	52.1%		13.0%	12.4%		25.2%	25.0%		12.4%	10.6%		100.0%	100.0%
COGS	(3,401.5)	(4,192.2)	23.2%	(580.0)	(905.9)	56.2%	(3,981.5)	(5,098.1)	28.0%	(1,015.4)	(1,165.8)	13.8%	(2,103.7)	(2,336.1)	41.6%	(844.7)	(814.5)	-3.2%	(7,945.3)	(9,414.5)	26.5%
% of total	42.8%	44.5%		7.3%	9.6%		50.1%	54.2%		12.8%	12.4%		26.5%	24.8%		10.6%	8.7%		100.0%	100.0%
Gross profit	3,723.3	3,908.0	5.0%	520.5	592.1	13.8%	4,243.8	4,500.1	6.0%	1,144.1	1,117.1	-3.6%	2,088.8	2,266.5	40.0%	1,217.8	1,141.0	-5.7%	8,694.4	9,024.7	11.3%
% of total	42.8%	43.3%		6.0%	6.6%		48.8%	49.9%		13.2%	12.4%		24.0%	25.1%		14.0%	12.6%		100.0%	100.0%
SG&A	(2,212.8)	(2,511.3)	13.5%	(355.1)	(395.3)	11.3%	(2,567.9)	(2,906.7)	13.2%	(480.6)	(394.2)	-18.7%	(997.2)	(1,068.2)	37.9%	(763.0)	(850.4)	11.1%	(4,808.7)	(5,219.4)	14.8%
% of total	46.0%	48.1%		7.4%	7.6%		53.4%	55.7%		10.0%	7.6%		20.7%	20.5%		15.9%	16.3%		100.0%	100.0%
Other operating income/(expenses)	152.3	282.1	34.2%	39.3	54.7	4.3%	191.6	336.8	28.1%	0.0	24.1	nm	(4.7)	22.9	nm	(9.0)	2.9	-146.4%	177.9	386.7	71.7%
% of total	85.6%	72.9%		22.1%	14.2%		107.7%	87.1%		0.0%	6.2%		-2.6%	5.9%		-5.1%	0.7%		100.0%	100.0%
Normalized Operating Profit	1,662.7	1,678.8	-3.7%	204.8	251.5	16.1%	1,867.5	1,930.3	-1.5%	663.5	747.0	10.8%	1,086.9	1,221.2	45.4%	445.8	293.5	-31.7%	4,063.7	4,192.0	9.7%
% of total	40.9%	40.0%		5.0%	6.0%		46.0%	46.0%		16.3%	17.8%		26.7%	29.1%		11.0%	7.0%		100.0%	100.0%
Normalized EBITDA	2,263.9	2,364.7	1.0%	295.1	345.0	12.3%	2,559.0	2,709.7	2.3%	839.3	892.5	4.7%	1,370.8	1,503.7	41.9%	558.1	417.0	-23.2%	5,327.2	5,522.9	10.2%
% of total	42.5%	42.8%		5.5%	6.2%		48.0%	49.1%		15.8%	16.2%		25.7%	27.2%		10.5%	7.5%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-47.7%	-51.8%		-52.7%	-60.5%		-48.4%	-53.1%		-47.0%	-51.1%		-50.2%	-50.8%		-41.0%	-41.7%		-47.7%	-51.1%
Gross profit	52.3%	48.2%		47.3%	39.5%		51.6%	46.9%		53.0%	48.9%		49.8%	49.2%		59.0%	58.3%		52.3%	48.9%
SG&A	-31.1%	-31.0%		-32.3%	-26.4%		-31.2%	-30.3%		-22.3%	-17.3%		-23.8%	-23.2%		-37.0%	-43.5%		-28.9%	-28.3%
Other operating income/(expenses)	2.1%	3.5%		3.6%	3.7%		2.3%	3.5%		0.0%	1.1%		-0.1%	0.5%		-0.4%	0.1%		1.1%	2.1%
Normalized Operating Profit	23.3%	20.7%		18.6%	16.8%		22.7%	20.1%		30.7%	32.7%		25.9%	26.5%		21.6%	15.0%		24.4%	22.7%
Normalized EBITDA	31.8%	29.2%		26.8%	23.0%		31.1%	28.2%		38.9%	39.1%		32.7%	32.7%		27.1%	21.3%		32.0%	30.0%

Per hectoliter - (R$/hl)
Net revenue	330.6	368.0	11.3%	169.8	197.8	16.5%	293.4	324.4	10.6%	714.0	792.0	9.7%	399.2	425.9	36.8%	1,046.2	1,082.5	4.0%	382.3	409.0	14.5%
COGS	(157.9)	(190.5)	20.7%	(89.5)	(119.6)	33.7%	(142.0)	(172.3)	21.3%	(335.7)	(404.5)	19.4%	(200.3)	(216.2)	37.6%	(428.5)	(450.9)	5.7%	(182.5)	(208.8)	22.1%
Gross profit	172.8	177.5	2.8%	80.3	78.2	-2.6%	151.4	152.1	0.5%	378.2	387.6	1.1%	198.9	209.7	36.0%	617.7	631.6	2.9%	199.7	200.2	7.4%
SG&A	(102.7)	(114.1)	11.1%	(54.8)	(52.2)	-4.7%	(91.6)	(98.2)	7.2%	(158.9)	(136.8)	-14.6%	(94.9)	(98.8)	34.0%	(387.0)	(470.7)	21.3%	(110.5)	(115.8)	10.9%
Other operating income/(expenses)	7.1	12.8	31.4%	6.1	7.2	-10.7%	6.8	11.4	21.3%	0.0	8.4	nm	(0.4)	2.1	nm	(4.6)	1.6	-150.6%	4.1	8.6	65.8%
Normalized Operating Profit	77.2	76.3	-5.7%	31.6	33.2	-0.6%	66.6	65.2	-6.7%	219.4	259.2	16.3%	103.5	113.0	41.3%	226.1	162.5	-25.5%	93.4	93.0	6.0%
Normalized EBITDA	105.1	107.4	-1.1%	45.5	45.5	-3.9%	91.3	91.6	-3.1%	277.5	309.7	9.9%	130.5	139.1	37.9%	283.1	230.8	-16.2%	122.4	122.5	6.4%

Page | 20

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2021	March 31, 2022

Assets
Current assets
Cash and cash equivalents	16,627.7	12,887.9
Investment securities	1,914.6	1,345.7
Derivative financial instruments	597.4	624.3
Trade receivables	4,791.6	4,384.0
Inventories	11,000.3	11,426.3
Income tax and social contributions receivable	631.5	1,388.7
Other taxes receivable	1,981.1	1,201.1
Other assets	1,082.8	1,221.8
	38,627.1	34,479.8

Non-current assets
Investment securities	192.9	206.9
Derivative financial instruments	1.6	0.5
Income tax and social contributions receivable	6,326.9	5,819.9
Deferred tax assets	4,727.7	4,090.3
Taxes receivable	6,005.4	6,068.8
Other assets	2,063.3	2,014.5
Employee benefits	27.9	23.0
Investments in joint ventures	305.2	276.3
Property, plant and equipment	29,224.3	27,494.4
Intangible	8,689.0	7,732.0
Goodwill	42,411.3	39,193.4
	99,975.3	92,920.1

Total assets	138,602.5	127,399.9

Equity and liabilities
Current liabilities
Trade payables	25,077.9	21,954.8
Derivative financial instruments	492.5	187.3
Interest-bearing loans and borrowings	847.1	815.9
Bank overdrafts	30.5	91.5
Payroll and social security payables	2,439.4	1,553.5
Dividends and interest on shareholder´s equity payable	1,425.0	1,293.7
Income tax and social contribution payable	1,491.0	1,200.8
Taxes and contributions payable	4,585.9	3,839.3
Other liabilities	2,304.5	2,059.3
Provisions	172.3	183.1
	38,866.4	33,179.1

Non-current liabilities
Trade payables	617.1	558.4
Interest-bearing loans and borrowings	2,253.4	2,170.5
Deferred tax liabilities	3,214.0	2,940.5
Income tax and social contribution payable	1,686.9	1,659.6
Taxes and contributions payable	704.2	693.8
Put option granted on subsidiary and other liabilities	3,445.2	2,695.8
Provisions	603.8	581.5
Employee benefits	3,194.0	2,724.3
	15,718.5	14,024.3

Total liabilities	54,584.9	47,203.5

Equity
Issued capital	58,042.5	58,130.5
Reserves	86,378.8	86,345.8
Comprehensive income	(61,778.3)	(69,689.9)
Retained earnings	-	4,136.7
Equity attributable to equity holders of Ambev	82,643.0	78,923.1
Non-controlling interests	1,374.6	1,273.3
Total Equity	84,017.6	80,196.4

Total equity and liabilities	138,602.5	127,399.9

Page | 21

CONSOLIDATED INCOME STATEMENT	1Q21	1Q22
R$ million

Net revenue	16,639.8	18,439.2
Cost of goods sold	(7,945.3)	(9,414.5)
Gross profit	8,694.4	9,024.7

Distribution expenses	(2,129.6)	(2,529.0)
Sales and marketing expenses	(1,445.0)	(1,517.0)
Administrative expenses	(1,234.1)	(1,173.4)
Other operating income/(expenses)	177.9	386.7

Normalized Operating Profit	4,063.7	4,192.0

Exceptional items	(71.4)	(27.2)

Income from operations	3,992.3	4,164.7

Net finance results	(1,064.3)	(596.7)
Share of results of joint ventures	(12.5)	(2.4)

Profit before income tax	2,915.4	3,565.6

Income tax expense	(182.1)	(36.8)

Profit	2,733.3	3,528.8
Equity holders of Ambev	2,625.4	3,412.8
Non-controlling interest	107.9	116.1

Basic earnings per share (R$)	0.17	0.22
Diluted earnings per share (R$)	0.17	0.22

Normalized Profit	2,761.9	3,551.6

Normalized basic earnings per share (R$)	0.17	0.22
Normalized diluted earnings per share (R$)	0.17	0.22

Nº of basic shares outstanding (million of shares)	15,735.6	15,740.6
Nº of diluted shares outstanding (million if shares)	15,870.1	15,853.3

Page | 22

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q21	1Q22
R$ million

Profit	2,733.3	3,528.8
Depreciation, amortization and impairment	1,263.5	1,331.0
Impairment losses on receivables and inventories	27.3	72.1
Additions/(reversals) in provisions and employee benefits	26.2	10.4
Net finance cost	1,064.3	596.7
Loss/(gain) on sale of property, plant and equipment and intangible assets	(27.8)	(33.4)
Equity-settled share-based payment expense	105.1	77.9
Income tax expense	182.1	36.8
Share of result of joint ventures	12.5	2.4
Other non-cash items included in the profit	(427.2)	(370.6)
Cash flow from operating activities before changes in working capital and provisions	4,959.4	5,252.1
(Increase)/decrease in trade and other receivables	1,464.8	857.1
(Increase)/decrease in inventories	(1,722.2)	(1,252.1)
Increase/(decrease) in trade and other payables	(523.9)	(2,637.6)
Cash generated from operations	4,178.1	2,219.6
Interest paid	(56.2)	(76.2)
Interest received	54.3	119.5
Dividends received	2.7	2.1
Income tax and social contributions paid	(1,342.0)	(1,745.2)
Cash flow from operating activities	2,836.9	519.8

Proceeds from sale of property, plant, equipment and intangible assets	39.7	37.3
Proceeds from sale of operations in subsidiaries	0.4	-
Acquisition of property, plant, equipment and intangible assets	(1,327.3)	(888.5)
Acquisition of subsidiaries, net of cash acquired	(89.0)	(2.4)
Acquisition of other investments	(2.6)	-
(Investments)/net proceeds of debt securities	(349.1)	546.4
Net proceeds/(acquisition) of other assets	5.0	-
Cash flow used in investing activities	(1,722.9)	(307.2)

Capital increase	0.5	23.8
Proceeds/(repurchase) of shares	(38.4)	(7.8)
Proceeds from borrowings	107.1	59.0
Repayment of borrowings	(434.7)	(46.4)
Cash net finance costs other than interests	54.7	(2,560.8)
Payment of lease liabilities	(225.8)	(165.4)
Dividends and interest on shareholders’ equity paid	(1,241.1)	(22.0)
Cash flow from financing activities	(1,777.8)	(2,719.6)

Net increase/(decrease) in Cash and cash equivalents	(663.8)	(2,507.1)
Cash and cash equivalents less bank overdrafts at the beginning of the year	17,090.3	16,597.2
Effect of exchange rate fluctuations	859.5	(1,293.7)
Cash and cash equivalents less bank overdrafts at the end of the year	17,286.1	12,796.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer